Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
________________________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 19, 2022
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Thursday, May 19, 2022, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2022 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021;

(2)	To approve an amendment to the Company's Amended and Restated Articles of Association to provide that all Company directors will be elected or re-elected every year rather than every three years;
(3)
To approve the re-election of Mr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Mr. Shmuel Ben Zvi, Ms. Yaffa Krindel-Sieradzki, Mr. Jonathan B. Siegel, Mr. Ran Gottfried and Mr. Jerrold S. Gattegno to the board of directors of the Company, each for an additional one-year term until the annual general meeting to be held in 2023;

(4)	To approve the annual cash bonus plan for 2022 for Dr. Alon Seri-Levy, the Company's chief executive officer; and
(5)	To approve an amended Compensation Policy for a period of three years.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the Proxy Statement to be sent to shareholders.

Shareholders of record at the close of business on Wednesday, April 13, 2022 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual Meeting of Shareholders and Proxy Statement that will be provided, please mark, date, sign and mail the proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions will be provided both in the Proxy Statement and on the proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.
April 8, 2022